

09040206

TES
GE COMMISSION
~~~~~~, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2008___ AND ENDING___December 31, 2008___
                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hadley Partners Incorporated

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2301 Rosecrans Avenue, Suite 4160

(No and Street)

El Segundo   California   90245

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Hadley   (310) 643-7090

                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____David Hadley_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Hadley Partners, Incorporated_____ , as

of _____December 31_____ , 20__08___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

State of _____CALIFORNIA_____

County of _____LOS ANGELES_____

Subscribed and sworn to (or affirmed) to before me this 21 st

day of JANUARY , 2009 by DAVID F. HADLEY proved

to me on the basis of satisfactory evidence to be the person(s)

who appeared before me.

_____
Notary Public

_____
Signature

_____President_____
Title

KIMBERLY L. YAMADA
COMM. #1741883
NOTARY PUBLIC·CALIFORNIA
Los Angeles County
Comm. Expires Apr 24, 2011

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss)
☒ (d) Statement of Changes in Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
Hadley Partners, Incorporated:

We have audited the accompanying statement of financial condition of Hadley Partners, Incorporated as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hadley Partners, Incorporated as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2009

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Hadley Partners, Incorporated
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$ 316,133
Accounts receivable	32,202
Marketable securities, at market value	248,035
Prepaid expense	3,010
Furniture and equipment, net	27,157
Prepaid income taxes	2,009
Deposits	6,000
Total assets	**$ 634,546**

Liabilities & Stockholders' Equity

Liabilities

Accounts payable	$ 19,815
Payable to shareholders	1,040
Deferred revenue	6,062
Total liabilities	26,917

Stockholders' equity

Common stock, no par value, 10,000 shares authorized	
1,587 shares issued and outstanding	1,587
Additional paid-in capital	150,814
Retained earnings	455,228
Total stockholders' equity	607,629
Total liabilities & stockholders' equity	**$ 634,546**

The accompanying notes are an integral part of these financial statements.

Hadley Partners, Incorporated
Statement of Income
For the Year Ended December 31, 2008

Revenues

Corporate fee income	$ 2,175,398
Rental income	9,600
Interest & dividend income	12,827
Other income	4,790
Total revenues	2,202,615

Expenses

Employee compensation and benefits	1,515,155
Communications	19,203
Occupancy expense	69,247
Taxes, other than income taxes	2,716
Other operating expenses	478,949
Total expenses	2,085,270
Net income (loss) before income tax provision	117,345
Income tax provision	1,771
Net income (loss)	$ 115,574

The accompanying notes are an integral part of these financial statements.

Hadley Partners, Incorporated
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total
Balance at December 31, 2007	$ 1,538	$ 133,501	$ 389,654	$ 524,693
Redemption of stock	(77)	–	–	(77)
Issuance of stock	126	–	–	126
Return of capital	–	(33,017)	–	(33,017)
Additional paid-in capital	–	50,330	–	50,330
Net income (loss)	–	–	115,574	115,574
Dividends	–	–	(50,000)	(50,000)
Balance at December 31, 2008	$ 1,587	$ 150,814	$ 455,228	$ 607,629

The accompanying notes are an integral part of these financial statements.

Hadley Partners, Incorporated
Statement of Cash Flow
For the Year Ended December 31, 2008

Cash flows from operating activities:

Net income (loss)			$ 115,574
Adjustments to reconcile to net income (loss) to net cash provided by (used in) operating activities			
Depreciation		$ 13,193	
(Increase) decrease:			
Accounts receivable		(3,936)	
Prepaid expenses		(3,010)	
Prepaid income taxes		1,993	
(Decrease) increase:			
Accounts payable & accrued expenses		10,100	
Payable to shareholder		(3,116)	
Total adjustments			15,224

Net cash and cash equivalents provided by (used in) operating activities   130,798

Cash flows from investing activities:

Proceeds from sale of marketable securities, at market	295,268	
Purchase of marketable securities, at market	(248,035)	
Purchase of equipment	(6,898)	

Net cash and cash equivalents provided by (used in) investing activities   40,335

Cash flows from financing activities:

Redemption of common stock	(77)	
Proceeds from issuance of common stock	126	
Return of capital	(33,017)	
Proceeds from issuance of additional paid-in capital	50,330	
Dividends paid	(50,000)	

Net cash and cash equivalents provided by (used in) financing activities   (32,638)

Net increase (decrease) in cash and cash equivalents   138,495

Cash and cash equivalents at beginning of year   177,638

Cash and cash equivalents at end of year $ 316,133

Supplemental disclosure of cash flow information:
Cash paid during the year for

Income taxes	$	1,423
Interest	$	—

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Hadley Partners, Incorporated (the "Company") was originally incorporated in California on August 18, 1999 under the name D.F. Hadley & Co., Inc. The Company changed its name to Hadley Partners, Incorporated on March 19, 2007. In August 2000, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended, to provide investment banking services and strategic consulting services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company engages in the private placements of securities on a best efforts basis, provides investment advisory services related to mergers and acquisitions, and offers non-investment banking/securities financial consulting.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents

Accounts receivable is stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives ranging from five (5) to seven (7) in a manner consistent with Federal depreciation guidelines.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

The Company recognizes its corporate fee income when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements. Deferred revenue represents the Company's liability to clients for retainer fees advanced less services rendered against such retainers as of the balance sheet date.

Advertising costs are expensed as incurred. For the year ended December 31, 2008, the Company charged $8,465 for advertising costs which is included in other operating expenses on the accompanying statement of income.

The Company, with the consent of its Stockholders, has elected to be an S Corporation and, accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholders, rather than the Company, are subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax of $800 and tax rate of 1.5% over the minimum.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: MARKETABLE SECURITIES, AT MARKET

Marketable securities consist entirely of United States Treasury bills. At December 31, 2008, these securities are carried at their cost of $248,035, which approximates fair marketable value.

Note 3: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded at cost, and consisted of the following at year end.

		Depreciable Life Years
Furniture & fixtures	$ 34,517	7
Machinery & equipment	57,785	5
Automobile	23,855	5
	116,157	
Less accumulated depreciation	(89,000)	
Total furniture and equipment, net	$ 27,157	

Depreciation expense for the year ended December 31, 2008, was $13,193.

Note 4: INCOME TAX PROVISION

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporation tax status, therefore no federal income tax provision is provided.

The tax provision for $1,771 represents the California Franchise and New York state and city minimum taxes. Similar to the Federal rules, the net income passes through to the stockholder so that both federal and state taxes are primarily paid at the individual shareholder level.

Note 5: COMMITMENTS AND CONTINGENCIES

Commitments

In August 2005, the Company entered into a 36 month lease for office space. In July 2008, there was an amendment to the lease agreement for an additional 36 months which commenced on November 1, 2008. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor.

Future minimum lease expenses are as follows:

Year Ending December 31,	
2009	$ 62,096
2010	63,959
2011 and thereafter	54,625
	$ 180,680

Rent expense for the year ended December 31, 2008, was $69,247.

The Company subleases a of portion of its office space on a month to month basis. For the year ended December 31, 2008, the Company recorded $9,600 in rental income.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. Effective October 3, 2008, the FDIC insurance limit was increased from $100,000 to $250,000. The new limit is applicable through December 31, 2009.

Note 5: COMMITMENTS AND CONTINGENCIES
(Continued)

At times during the year ended December 31, 2008, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 6: RETIREMENT 401(k) PLAN

In July of 2007, the Company initiated a 401(k) Defined Contribution Plan (the "Plan") which allows employees to make contributions for retirement. All employees, 21 years of age or older, are eligible to participate in this plan, provided they have been employed for more than one (1) year of service. The Plan is a discretionary employer matching and profit sharing plan. For the year ended December 31, 2008, there are no employer matching contributions.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board ("FASB") were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $531,787, which was $526,787 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($26,917) to net capital was 0.05 to 1, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a no material difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 531,788
Adjustments:		
Retained earnings	$ (1,868)	
Non-allowable assets	1,867	
Total adjustments		(1)
Net capital per audited statements		$ 531,787

Computation of net capital

Stockholders' equity

Common stock	$	1,587	
Additional paid-in capital		150,814	
Retained earnings		455,228	
Total stockholders' equity			$ 607,629

Less: Non–allowable assets

Accounts receivable	(32,202)	
Prepaid expenses	(3,010)	
Furniture and equipment, net	(27,157)	
Prepaid income taxes	(2,009)	
Deposits	(6,000)	
Total adjustments		(70,378)

Net capital before haircuts	537,251

Less: Haircuts

Haircuts on securities	(497)	
Haircuts on money markets	(4,967)	
Total adjustments		(5,464)

Net capital	531,787

Computation of net capital requirements
Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$	1,794
Minimum dollar net capital required	$	5,000

Net capital required (greater of above)	5,000

Excess net capital	$ 526,787

Ratio of aggregate indebtedness to net capital	0.05:1

There was a $1 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008, due to rounding. See Note 9.

Hadley Partners, Incorporated
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirements is not applicable to Hadley Partners, Incorporated as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Hadley Partners, Incorporated
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to Hadley Partners, Incorporated as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Hadley Partners, Incorporated

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008



BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Hadley Partners, Incorporated:

In planning and performing our audit of the financial statements of Hadley Partners, Incorporated (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

i

We Focus & Care [SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2009

Hadley Partners, Incorporated

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2008